Algonquin Power & Utilities Corp. Completes Acquisition of
Bermuda Electric Light Company Limited
Continued growth with the acquisition of the 27th regulated utility since 2009
Highlights:

•	Benefits Bermuda economically and environmentally by capitalizing on APUC’s core competencies of responsible utility ownership and renewable energy development

•	Continues APUC’s growth program through further expansion of its regulated utility business in a high-quality jurisdiction

•	Immediately accretive to APUC’s 2021 Adjusted Net Earnings per share

•	Retains and develops existing experienced management and operations team to continue providing ~36,000 customer connections with safe, reliable and cost effective utility services
OAKVILLE, ON, November 9, 2020 – Algonquin Power & Utilities Corp. ("APUC” or the “Company”) (TSX/NYSE:AQN) today announced that it has successfully completed its acquisition of Ascendant Group Limited (“Ascendant”) (BSX:AGL.BH) and its subsidiaries. Ascendant, through its major subsidiary, Bermuda Electric Light Company Limited (“BELCO”), is the sole electric utility in Bermuda, providing safe and reliable regulated electrical generation, transmission and distribution services to approximately 36,000 customer connections.
“We are pleased to welcome the employees and customers of BELCO and the Ascendant Group of Companies to the Algonquin Liberty family,” said Arun Banskota, President and Chief Executive Officer of APUC. “We are committed to providing residents of Bermuda safe and reliable delivery of essential services, and also to leverage our commitment to sustainability as a leader in renewable energy for both the economic and environmental benefit of Bermuda.”
As previously announced, under the terms of the all-cash transaction, Ascendant’s shareholders received U.S. $36 per common share, representing an aggregate share purchase price of approximately U.S. $365 million.
About Algonquin Power & Utilities Corp., Liberty Utilities and Liberty Power
APUC is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through our portfolio of electric generation, transmission, and distribution utility investments to over 1 million connections, largely in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and approximately 1.6 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects", "intends" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: statements regarding expectations regarding Ascendant employees, expectations regarding Ascendant's continuing operations, and expectations regarding benefits to be realized for Ascendant, its customers and Bermuda as a result of the transaction. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis, most recent annual information form and prospectus and prospectus supplement relating to the offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures
The term "Adjusted Net Earnings" is used in this press release. The term "Adjusted Net Earnings” is not a recognized measure under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings"; consequently, APUC's method of calculating this measure may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A description, calculation and analysis of "Adjusted Net Earnings ", including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found in APUC’s most recent Management Discussion & Analysis.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500